Exhibit E

The economic forecasts prepared for the Economic and Fiscal Statement were completed just over one month ago, on November 14th, based on the views of private sector economists at that time.
This presentation:
•	reviews the forecast presented in the Statement;

•	provides an update on economic developments over the past month and

•	reviews the implications of these developments for the Government’s fiscal position.

The Government bases its fiscal projections on the average private-sector economic forecast.
This practice was started in 1994, following an independent review of the Department of Finance’s forecasting practices. This approach was also endorsed in the 2005 review of the Department’s forecasting practices, led by Tim O’Neill.
The rationale for using the private sector average is that it introduces an element of independence into the fiscal forecast.
Since September, the economic situation has been very fluid. As a result the Department surveyed private sector forecasters three times since September. The final survey was completed on November 14th, less than two weeks before the Economic and Fiscal Statement was tabled.

In July 2008, the Blue Chip Consensus forecast (a U.S. survey of about 50 private sector forecasters) for the U.S. was calling for growth of 1.7 per cent in 2009. By December 2008, the consensus forecast was calling for a contraction of 1.1 per cent.
Similarly, the Blue Chip consensus forecast for Canada in July 2008 was for the economy to grow by 2.3 per cent in 2009. The most recent forecast is for a contraction of 0.1 percent.
Blue Chip Consensus Survey Forecast for 2009 Real GDP Growth

Date of Forecast	Canada	United States
July 2008	2.3	1.7
August 2008	2.1	1.5
September 2008	2.0	1.5
October 2008	1.2	0.5
November 2008	0.5	-0.4
December 2008	-0.1	-1.1

The process used to generate the economic forecast in the Statement was consistent with past practice. However, given the uncertainty in the economic outlook and the Government’s assessment that the risks to the outlook were largely tilted to the downside, the Statement set out a range of outcomes for the economic outlook.
•	For real GDP (a measure of the volume of production) the average private sector forecast was for 0.3 per cent growth in 2009, with a low forecast of -0.7 per cent and a high of 1.0 per cent.

•	The range was even wider for nominal GDP growth, which takes into account changes in prices of goods and services produced in Canada. The forecasts for nominal GDP ranged from a decline of 2.5 per cent to an increase of close to the same magnitude.
Private Sector Forecasters

Bank of Montreal	Conference Board of Canada	Banque Laurentienne	Royal Bank

Caisse de dépot et placement du Québec	Desjardins	Merrill Lynch	Scotiabank

Centre for Spatial Economics	Deutsche Bank of Canada	National Bank Financial	TD Bank

CIBC World Markets	Global Insight	University of Toronto	UBS Warburg

Before accounting for the actions proposed in the Statement, the Government’s fiscal projection was for a balanced budget in 2008-09, followed by deficits over the subsequent three years.
To allow for a comparison of different views on the fiscal position of the government, the Statement also set out the fiscal projections of four private sector organizations. These organizations use their own economic forecasts in preparing these projections.
This year, the projections can also be compared to those of the Parliamentary Budget Officer (PBO), which were released one week earlier.
For the next three fiscal years, two of the private sector organizations, as well as the Parliamentary Budget Officer, projected smaller status quo deficits than the Government. Two of the private sector organizations projected larger deficits than the Government.
Note that all of these projections were consistent with the proposed changes to the Equalization program outlined by the Minister of Finance at the November 3, 2008 Federal-Provincial-Territorial Finance Ministers meeting.

The Economic and Fiscal Statement took action to protect the Government’s structural fiscal position. The Statement proposed measures to reinforce the stability of the financial system in Canada by
•	Ensuring that the government has the flexibility to support the financial system in extraordinary circumstances

•	Providing temporary relief to seniors with Registered Retirement Income Funds and to federally-regulated private pension plans and

•	Enhancing credit availability for Canadian businesses
The Statement launched a discussion of possible stimulus for the weakening economy and action to bolster long-term growth prospects.

As this chart shows, in the absence of actions announced on November 3rd to put the Equalization program on a sustainable path and the measures proposed in the Statement, the Government would have recorded deficits in each of the next five years. This would have threatened the structural fiscal position of the Government.
The actions proposed in the Statement addressed this situation.
•	The Government established a sustainable growth for Equalization program.

•	It confirmed that the strategic reviews of departmental spending would proceed;

•	It expanded on these reviews by launching a review of corporate assets — the first such review in the past 15 years;

•	It reported on actions underway to develop more accurate appropriations;

•	It set out proposals for appropriate public sector compensation. The Government’s approach to compensation is to offer competitive wages, but not to lead the private sector. The Department’s view is that private sector wage settlements will soon come into line with the wage rates proposed in the Statement. Ultimately, the Government was able to come to an agreement in principle with the largest public sector union on these terms.

After taking into account these proposed actions, the Economic and Fiscal Statement projected balanced budgets or better.
Recognizing the significant downside risks and the wide range of private sector forecasts, the Statement also provided a range of fiscal outcomes, based on the average of the two highest and the two lowest private sector forecasts of nominal GDP growth.
The Statement noted that, “given the volatility of the economic situation and the rapid decline in commodity prices, a deficit cannot be ruled out.”
In addition, the Statement noted that “to the extent that actions to protect the economy or further deterioration in global economic conditions lead to a deficit, the Government will ensure that the deficit is temporary.”

In the month since these economic forecasts were completed, three inter-related developments have occurred:
•	Global economic conditions have continued to weaken;

•	The U.S. economic outlook has worsened; and

•	Commodity prices have continued to decline sharply.

One month ago, the IMF was expecting global growth to slow to 2.2 per cent in 2009, well below the 3.5 per cent level generally associated with a global recession.
Since the IMF published its outlook in November, the outlook for a number of large economies has worsened.
•	The United Stated lost 533,000 jobs in November, the worst monthly decline in 34 years. At the same time, US employment estimates for previous months were revised down by 200,000. The U.S. unemployment rate rose in November to a 15-year high at 7 per cent.

•	Manufacturing and non-manufacturing activity in the US contracted sharply in November

•	The forecast for economic growth in China was revised down from 8.5 per cent to 7.5 per cent.

•	The World Bank published a forecast suggesting slightly slower global growth in 2009.
On December 9, the Bank of Canada reduced its policy rate by 75 basis points to 1 1/2 per cent, the lowest policy rate since 1958.
At the same time, the Bank of Canada also stated that Canada’s economy “is now entering a recession as a result of the weakness in global economic activity”.

As a result of this new information, the U.S. contraction in the fourth quarter of 2008 is now expected to be sharper than believed at the time of the Statement. Expectations for the first half of 2009 have also been lowered.
This is reflected in the December 10th Blue Chip Consensus forecast, which now calls for the U.S. economy to contract by 1.1 per cent in 2009, down from 0.4 per cent only one month ago.
Many of these forecasts already incorporate some further fiscal stimulus in the U.S.

Lower expectations for global economic growth have also brought further sharp reductions in commodity prices over the past month.
We are now in the midst of the largest, most rapid decline in commodity prices in history.
At the time of the Statement, oil futures prices suggested that oil prices would rise. Prices have in fact come down sharply since the Statement (see table below).
The rapid decline and uncertain outlook for oil prices are behind a lot of the volatility in private sector forecasts of nominal GDP.
Crude Oil Prices, $US/bbl

	Futures Price	Private Sector
	for 2009	Survey for 2009
Week of November 14 - Survey	64.17	72.0

Week of November 28 - Statement	59.32

Week of December 5	52.68

Week of December 12	52.87	55.7

This chart shows that the US downturn is becoming progressively more severe.
On November 28th, the National Bureau of Economic Research indicated that the U.S. recession began almost one year ago — in January 2008.
Since December 2007 the US has lost 1.9 million jobs.
In contrast, employment in Canada has remained relatively stable over much of 2008. However, employment fell sharply in November and most private sector forecasters now expect that Canada entered a recession in October of 2008 — ten months after the US entered recession.

The Department surveyed private sector forecasters in the past week. As of December 12th, private sector forecasters expect that real GDP will contract in 2009 by 0.4 per cent. One month ago, as of November 14th, the average forecast called for an increase of real GDP of 0.3 per cent.
Further the level of nominal GDP is expected to be about $20 billion lower in each of the next two years.
This suggests that revenues will be weaker than projected in the November Statement.
Private sector forecasters also expect that interest rates and inflation will now be somewhat lower than in November, which would in turn lower the cost of indexed programs and public debt charges below that presented in the statement.

This is the chart presented earlier, showing the range of outcomes for the budgetary balance set out in the Economic and Fiscal Statement.
Based on the update private sector forecast, the fiscal projection of the budgetary balance for the next two years would be about half-way between the average and low scenarios set out in the Statement.
In the Department’s view, there is a risk that nominal GDP could be weaker than suggested by the most recent private sector survey and that the corresponding fiscal outcome would be more in line with the low scenario in the Statement.

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